Exhibit (i)(ii)
June 30, 2015

James Advantage Funds
1290 Broadway, Suite 1100
Denver, Colorado 80203

Re:	James Advantage Funds
Post-Effective Amendment No. 37 (1933 Act)
as filed with the Commission on June 30, 2015 (the “Registration Statement”)

Gentlemen:

We have acted as counsel for the James Advantage Funds, an Ohio business trust (the “Trust”), in connection with the registration by the Trust of shares of beneficial interest, no par value (the “Shares”), of the James Aggressive Allocation Fund, a series of the Trust, described in the above-referenced filing.

The Trust is authorized to issue an unlimited number of shares of beneficial interest.  The Board of Trustees of the Trust (the “Board of Trustees”) has the power to classify and reclassify any unissued shares of beneficial interest into one or more classes of shares and to classify or reclassify any class of shares into one or more series of shares.  You have asked for our opinion on certain matters relating to the Shares.  The Board of Trustees has previously authorized the issuance of the Shares to the public.

We have reviewed the Trust’s Agreement and Declaration of Trust, as amended, its Bylaws, as amended, resolutions adopted by its Board of Trustees and shareholders, and such other legal and factual matters as we have considered necessary.

This opinion is based exclusively on the laws of the State of Ohio, and the federal law of the United States of America.

We have also assumed the following for this opinion:

1.            The Shares have been, and will continue to be, issued in accordance with the Trust’s Agreement and Declaration of Trust, as amended, and Amended Bylaws, as amended, and resolutions of the Trust’s Board of Trustees and shareholders relating to the creation, authorization and issuance of the Shares.

2.            The Shares have been, or will be, issued against consideration therefor as described in the Trust’s prospectuses relating thereto, and that such consideration was, or will be, per share in each case at least equal to the applicable net asset value.

James Advantage Funds
 June 30, 2015

Based on the foregoing, it is our opinion that: (i) the Shares have been duly authorized and, when sold as contemplated in the Registration Statement, including receipt by the Trust of full payment for the Shares and compliance with the Securities Act of 1933, the Investment Company Act of 1940 and applicable state law regulating the offer and sale of securities, will be validly issued Shares of the Trust; and (ii) purchasers of the Shares will not have any obligation to make payments to the Trust or its creditors (other than the purchase price for the Shares) or contributions to the Trust or its creditors solely by reason of the purchasers’ ownership of the Shares.

We hereby consent to all references to this firm in the Registration Statement and to the filing of this opinion as an exhibit to the Registration Statement.  In giving this consent, we do not admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933 or the Rules and Regulations of the Commission issued thereunder.

Very truly yours,

/s/ Davis Graham & Stubbs LLP